Filed Pursuant to Rule 424(b)(3)

File No. 333-108355

CNL INCOME PROPERTIES, INC.

This Supplement is part of, and should be read in conjunction with, the Prospectus dated April 16, 2004. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

Information in this Supplement is provided as of June 23, 2004. As of June 23, 2004, CNL Income Properties had not entered into any initial commitments to acquire properties. Proposed properties for which we receive initial commitments, as well as property acquisitions that occur after June 23, 2004, will be reported in a subsequent Supplement.

RECENT DEVELOPMENTS

Based upon our current pipeline, we anticipate being able to close upon a property in the third quarter of 2004. In anticipation of, and subject to, such a closing, on June 24, 2004, CNL Income Properties’ board of directors declared distributions of $.0082 per share to stockholders of record on June 25, 2004, and of $.0417 per share to stockholders of record on July 1, 2004. Both distributions will be paid to stockholders by September 20, 2004. In the event that we do not have sufficient cash from operations to fund such distributions, CNL Financial Group, Inc., our affiliate and an affiliate of our advisor, has committed to lend us funds necessary to cover any shortfall.

THE OFFERING

As of June 23, 2004, CNL Income Properties had received aggregate subscription proceeds of approximately $3.44 million from 126 investors, which exceeded the minimum offering amount of $2.5 million, and approximately $3.38 million of the funds were released from escrow. The remaining subscription proceeds of $60,000 (representing funds received from Pennsylvania investors) will be held in escrow until aggregate subscription proceeds total at least $65 million. As of June 23, 2004, we had approximately $2.9 million available to invest in properties following deduction of selling commissions, marketing support fees, due diligence expense reimbursements, Organizational and Offering Expenses and Acquisition Fees.

MANAGEMENT

The following paragraphs update the corresponding information beginning on page 79 of the Prospectus.

On April 19, 2004, our board of directors appointed R. Byron Carlock, Jr. as President, Tammie A. Quinlan as Chief Financial Officer and Senior Vice President and Charles A. Muller as Chief Operating Officer of CNL Income Properties and Thomas J. Hutchison III resigned as President of CNL Income Properties, Inc. Effective June 11, 2004, Lynn E. Rose resigned as Secretary of CNL Income Properties and our advisor and Tracy G. Schmidt was appointed Secretary of our advisor and Tammie A. Quinlan was appointed Secretary of CNL Income Properties.

R. Byron Carlock, Jr., age 41. President. Mr. Carlock has served as President of CNL Income Properties and CNL Income Corp. since April 19, 2004. From March 1998 through June 1998 and since October 2000, Mr. Carlock has served as chairman of The Carlock Companies, LLC, a Dallas-based advisory firm specializing in mergers, acquisitions and recapitalizations. Mr. Carlock, through The Carlock Companies, LLC, provides consulting services to a number of our advisor’s affiliates. From June 1998 to October 2000, Mr. Carlock served as chief investment officer and executive vice president of Post Corporate Services, where he managed the luxury apartment company’s capital markets activities and investment committee. From March 1997 through February 1998, Mr. Carlock also served as president and chief

July 1, 2004	Prospectus Dated April 16, 2004

operating officer of W.B. Johnson Properties, LLC. W.B. Johnson Properties, LLC founded The Ritz-Carlton Hotel Company and as of June 2004 operated the largest Waffle House franchise in the United States. From June 1987 to March 1997, Mr. Carlock served the Trammell Crow Company and then Crow Holdings International in various capacities, ultimately acting as Managing Director of Capital Markets for the last two years of that term. Mr. Carlock currently serves as alumni vice president of the Harvard Business School Board of Directors. He has also served on multiple civic boards including Zoo Atlanta, the Atlanta Boy Choir, Big Brothers of Dallas, Charis Community Housing and Christian Services of Dallas. He currently serves on the board of Hope Network Ministries based in San Antonio. Mr. Carlock received a M.B.A. from the Harvard Business School in 1988 and a B.A. in Accounting from Harding University in Arkansas in 1984. Mr. Carlock completed additional studies as a Rotary Scholar at the Chinese University of Hong Kong in 1985. Mr. Carlock is an inactive certified public accountant.

Charles A. Muller, age 45. Chief Operating Officer. Mr. Muller joined CNL Income Properties, Inc. and CNL Income Corp., our advisor, in April 2004, and is responsible for our acquisition, asset management and investor relations efforts. Prior to that, he served as Executive Vice President since October 1996 and Chief Operating Officer from October 1996 to November 2003 of CNL Hospitality Properties, Inc. a public, unlisted real estate investment trust, and its advisor, CNL Hospitality Corp. As a part of CNL Hospitality Properties, Inc.’s senior management team, Mr. Muller participated in planning and implementing hotel industry investments, including acquisitions, development, project analysis and due diligence. Prior to joining CNL Hospitality, Mr. Muller spent 15 years in hotel and resort sector investment, development and operations working for companies such as AIRCOA Hospitality Services, Inc., PKF Consulting, Wyndham Hotels & Resorts and Tishman Hotel Corporation. Mr. Muller currently serves on the Urban Land Institute – Recreational Development Council. He received a B.A. in Hotel Administration from Cornell University in 1981.

Tammie A. Quinlan, age 41. Chief Financial Officer, Senior Vice President and Secretary. Since April 2004, Ms. Quinlan has served as Chief Financial Officer and Senior Vice President of CNL Income Properties. Ms. Quinlan also began serving as Secretary of CNL Income Properties in June 2004. In these roles, Ms. Quinlan supervises CNL Income Properties’ financial reporting, financial controls, legal and regulatory compliance and accounting functions as well as forecasting, budgeting and cash management activities. She is also responsible for equity and debt financing activities. Ms. Quinlan’s previous position was with CNL Hospitality Corp. from 1999 to April 2004, where she served as Senior Vice President of Corporate Finance and Treasury. She was responsible for all accounting and financial reporting requirements, corporate finance and treasury functions for CNL Hospitality Corp. Prior to joining CNL Hospitality Corp., Ms. Quinlan was employed by KPMG LLP from 1987 to 1999, most recently as a senior manager, performing services for a variety of clients in the real estate, hospitality and financial services industries. She assisted several clients through their initial public offerings, secondary offerings, securitizations and complex business and accounting issues. Ms. Quinlan is a certified public accountant. She graduated from the University of Central Florida in 1986 where she received a B.S. in Accounting and Finance.

The following paragraph updates the corresponding information beginning on page 84 of the Prospectus.

Tracy G. Schmidt, age 46. Secretary. Mr. Schmidt has served as Secretary of CNL Income Corp. since June 2004. Mr. Schmidt has served as Secretary, Treasurer and Chief Financial Officer of CNL Hospitality Properties II, Inc. and CNL Lodging Advisors II, Inc. since their inception in 2004. Since 2004, Mr. Schmidt has also served as Chief Financial Officer of CNL Holdings, Inc., the parent company of CNL Financial Group, Inc., a diversified real estate company. Prior to joining CNL Holdings, Inc., Mr. Schmidt was Senior Vice President and Chief Financial Officer for Federal Express Corporation (“FedEx Express”), a worldwide express transportation company, from 1998 to 2004. While at FedEx Express, he was responsible for worldwide financial planning, capital allocations, treasury, accounting, reporting, tax, audits, strategic sourcing, IT business systems and revenue operations with 2,000 people to support a complex global business environment of operations in 210 countries and territories and 140,000 employees. Prior to that, Mr. Schmidt was Senior Vice President, General Manager, Air Ground Terminals and Transportation Division for FedEx Express from 1994 to 1998, and from 1980 to 1994 held various financial management positions at FedEx Express. Mr. Schmidt serves as a Director of CNL Bancshares, Inc., Love Worth Finding Ministries, Stephen Olford Ministries International and ServiceU Corporation. Mr. Schmidt is a graduate of Christian Brothers University in Memphis, Tennessee and holds a B.A. in Business Administration and Accounting. He became a certified public accountant in Tennessee in 1980.

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